

Assentsure PAC
UEN – 201816648N
180B Bencoolen Street #03-01
The Bencoolen Singapore 189648
http://www.assentsure.com.sg

July 3, 2025

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Commissioners:

We have read the statement made by BloomZ, Inc. pursuant to Form 6-K for the month of July 2025 (Commission File Number: 001-42186)(copy attached), which we understand will be filed with the Securities and Exchange Commission regarding “Termination of the Company’s Certifying Accountant”. We do not disagree with the contents of paragraphs (a) and (b) on the Form 6-K.

Very truly yours,

AssentSure PAC
Chartered Accountants

Enclosed